

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 2, 2007

Via Mail and Fax

Michael E. Kibler
President and Chief Executive Officer
US 1 Industries, Inc.
336 West Highway 30
Valparaiso, IN 46385

>   **RE: US 1 Industries, Inc.**
>   **Form 10-K: For the Year Ended December 31, 2006**
>   **File Number: 001-08129**

Dear Mr. Kibler:

    We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

    Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis …
Liquidity and Capital Resources

1. Please disclose in terms of cash the reason for the material change in cash from operating activities for 2006 compared to 2005. Since you use the indirect method in presenting cash flows from operating activities on the statement of cash flows, reciting changes in line items reported therein would not be sufficient. Refer to Section IV.B.1 of FR-72 for guidance.

Item 8. Financial Statements and Supplementary Data
Consolidated Balance Sheet
Note Receivable – Long Term

2. Please disclose in the notes to the financial statements the nature and significant terms (interest rate, maturity date, etc.) of this note that originated in fiscal 2006. Also, tell us why the note receivable is not presented in the body of or as supplemental noncash activity information to the statement of cash flows, and revise as appropriate.

Consolidated Statement of Cash Flows

3. Reference is made to note 9 in regard to the exchange of convertible subordinated debt for the long-term debt referred to in note 8. This transaction should be presented as supplemental noncash financing activity to the statement of cash flows in accordance with the guidance in paragraph 32 of FAS 95. Please revise accordingly.

Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition

4. We note you obtain a significant percentage of business through independent agents, who then arrange with independent truckers to haul the freight to the desired destination. You also disclose that i) independent truckers generally own the trucks they drive and independent agents own the terminals from which they operate, ii) expenses related to the operation of the trucks are the responsibility of the independent contractors and the expenses related to the operation of the terminals are the responsibility of the agents, and iii) you pay the independent truckers and agents a percentage of the revenue received from customers for the transportation of goods. In this regard, please explain to us why it is appropriate to recognize revenue gross as a principal versus net as an agent for business obtained in this manner in accordance with EITF 99-19. Tell us all of the factors that exist and the relative strength of each that indicate you are the principal in transactions conducted through independent parties. Assuming a satisfactory response, your significant accounting policy should be expanded to provide robust disclosure to specifically address the factors that

enable you to appropriately recognize revenues on a gross basis in accordance with
EITF 99-19.

Business Segments

5. We note that you aggregate "all other" segments into one reportable segment because
they are not material. Information for "all other" segments may need to be presented
separately regardless of their materiality because they do not have similar economic
characteristics and are not similar in each of the five criteria specified in paragraph 17
of FAS 131 for aggregation within a reportable segment. Accordingly, it appears "all
other" segments not meeting the quantitative thresholds specified in paragraph 18 of
FAS 131 should be combined into an "all other" category, unless aggregation of two
or more of these is appropriate pursuant to EITF 04-10. Please revise your segment
disclosures accordingly, or explain to us why you believe this is not appropriate.

Note 4. Earnings Per Common Share

6. Please provide headings for each column presented in the table.

7. Also, please revise your presentation for 2006 to present the dilutive effect of
convertible debt outstanding, or tell us and disclose why this is not appropriate.

Note 13. Commitments and Contingencies

8. Please tell us and disclose in MD&A and the notes to the financial statements as
appropriate the i) business purpose for the option to sell Patriot Logistics, ii) terms
and conditions under which the option may be exercised, and iii) effect on your
consolidated results of operations, cash flows and liquidity should the option be
exercised.

Note 14. Environmental Matters

9. The estimated cost to remediate the Phoenix property should be recorded as a liability
and not as part of a valuation allowance against the carrying amount of the property.
Please revise your balance sheet accordingly.

10. Please explain to us and disclose the basis for the estimated cost of $141 thousand to remediate the Phoenix property. Further, tell us and disclose the regulatory agencies involved in remediating the property, the phases of the remediation process that have been completed and remaining phases to be performed, and what further steps are necessary in determining the overall estimated cost of remediation.

11. If the carrying value of the Phoenix property in its present condition exceeds its fair value, you should recognize an impairment loss and reduce the carrying value of the property accordingly. Please advise us of the property's fair value and how this was determined.

Item 9A. Controls and Procedures

12. Please revise to additionally disclose that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. If this is not true, please disclose the reasons why.   Refer to the definition of "disclosure controls and procedures" in Exchange Act Rules 13a-15(e) and 15d-15(e).

Schedule II – Valuation & Qualifying Accounts

13. Please expand the schedule to include the "deferred tax valuation allowance" account and its related financial information, accordingly. Refer to Rule 5-04 of Regulation S-X.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
 · the company is responsible for the adequacy and accuracy of the disclosures in the filings;
 · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
 · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Harold E. Antonson, Chief Financial Officer and Treasurer